UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Utobo, Inc.

Legal status of issuer

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Delaware
>
> **Date of organization**
> January 5, 2021

Physical address of issuer
800 W El Camino Real, Suite 180, Mountain View, CA 94043

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$66,276.87	$61,336.00
Cash & Cash Equivalents	$256.87	$2,836.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$4,492.64	$127.00
Long-term Debt	$258,757.00	$0.00
Revenues/Sales	$46,543.03	$36,681.00
Cost of Goods Sold	$16,790.96	$13,272.00
Taxes Paid	$0.00	$0.00
Net Income	-$49,653.89	$-87,059.00

April 29, 2025

FORM C-AR

Utobo, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Utobo, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://utobo.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Utobo, Inc. (the "Company") is a Delaware Corporation, formed on January 5, 2021.

The Company is located at 800 W El Camino Real, Suite 180, Mountain View, CA 94043.

The Company's website is https://utobo.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Utobo, Inc. operates a SaaS platform to help creators teach live create, and sell online courses using the single dashboard. Utobo helps creators manage their whole learners' journey right from their first website visit to the issuance of certificates using a single dashboard. Utobo's mission is to build an ecosystem of products where each online creator and learner will use at least one product of Utobo. Utobo is an AI- powered platform that helps you start selling courses and products from your own website in just 15 minutes- Effortless Setup, no tech expertise required.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risk that nay new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays that are usual by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crisis and geopolitical, including without limitations, COVID-19 could have a significant effect on our business operations and revenue projections.

With shelter in place orders and nonessential business Closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company And present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, many of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock investors upon the conversion of any security convertible into shares of our common stock, including the securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors on the conversion of any security convertible into shares of our common stock, including the securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time period there are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and or new products and services, significant time and resources. Initial timetables for the introduction and development of new lines of business and or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed upon performed the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, maybe affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments up completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The company relies on certain intellectual property rights to operate its business. The company's intellectual property rights may not be sufficiently brought or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, and validated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operation. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, the others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important period the protective steps we have taken maybe inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time it could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain period we cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the company. The loss of our board of directors, executive officers and key employees could harm the company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the company, ad many states do not enforce non-competition agreements, and therefore acquiring key m an insurance would not ameliorate all of the risk of relying on key personnel.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be 0-day malware that are difficult to identify because they're not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture comma including bugs and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure system or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breached of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our system may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. The breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, A significant theft, loss or misappropriation of, or access to, customers or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There could be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. Any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security materially increase the costs we incur to protect against such briefs breaches and could subject us to additional legal risk.

The company is not subject to Sarbanes-Oxley regulations and may lack financial controls and procedures of public companies.

The company may not have the internal control infrastructure that would need the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately held (non-public) company, the company is currently not subject tot Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the company of such compliance could be substantial and could have a material adverse effect on the company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protect ion, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices and laws and regulations and we expect these costs to increase going forward. The violations of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other cost to comply with these requirements and laws and regulations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Utobo, Inc. operates a SaaS platform to help creators teach live create, and sell online courses using the single dashboard. Utobo helps creators manage their whole learners' journey right from their first website visit to the issuance of certificates using a single dashboard. Utobo's mission is to build an ecosystem of products where each online creator and learner will use at least one product of Utobo. Utobo is an AI- powered platform that helps you start selling courses and products from your own website in just 15 minutes- Effortless Setup, no tech expertise required.

Business Plan

Business Overview
Utobo, Inc. This is a Delaware corporation, with its headquarters located at 800 W El Camino Real, Suite 180, Mountain View, California, USA, 94040. The company operates an online SaaS platform designed to help creators transition into solopreneurs by providing an all-in-one solution for managing and monetizing digital businesses.

Market Opportunity
• The global creator economy is projected to reach $480 billion by 2027, with over 50 million creators seeking to monetize their content online.
• Most creators currently use 7–10 different tools to manage their businesses, leading to inefficiency and burnout.
• A significant portion of creators are financially vulnerable, relying on a single income stream and lacking direct access to their audiences due to platform dependency.

Problem Statement
Creators face fragmented workflows, over-reliance on third-party social platforms, and limited means to diversify revenue streams. These challenges hinder their ability to scale and sustain their businesses.

Solution
Utobo provides a consolidated SaaS platform that enables creators to:
• Manage multiple revenue streams (courses, digital products, memberships, consulting/coaching) from a single dashboard.
• Own their audience relationships and reduce dependence on volatile social platforms.
• Increase efficiency and reduce burnout through AI-powered tools that automate routine business tasks.

Revenue Model
Utobo generates revenue via a subscription-based SaaS model, offering tiered plans based on features and usage. Additional income may be derived from transaction fees on sales, premium AI features, and value-added services.

Business Goals
• Rapidly onboard creators seeking to professionalize and diversify their businesses.
• Expand platform features, especially AI automation, to further reduce operational friction for users.
• Establish Utobo as the leading platform for solopreneurs in the creator economy.

Products and Services
• All-in-one dashboard for managing courses, digital downloads, memberships, and consulting services.
• Integrated audience management and communication tools.
• AI-powered automation for content management, marketing, and analytics.

Target Market
Utobo targets creators and solopreneurs dissatisfied with fragmented solutions, especially those seeking to diversify income and own their audience relationships. Fastest-growing niches include beauty, gaming, and fitness.

Competitive Advantage
• Consolidated toolset reduces operational complexity and cost.
• Focus on audience ownership and revenue diversification.
• Early adoption of AI for creator business automation.

Marketing and Sales Strategy
• Content marketing and educational webinars to attract and retain users.
• Partnerships with creator communities and digital agencies.
• Referral programs to incentivize user growth.

Team and Structure
• Utobo, Inc. is a Delaware C-corporation with 1 employee as of the last reporting period.
• The company is led by its founder and CEO, who brings domain expertise in SaaS and the creator economy.

In summary:
Utobo, Inc. is building the essential SaaS platform for creators to become successful solopreneurs by consolidating business tools, enabling audience ownership, and facilitating revenue diversification, all powered by AI-driven efficiency.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Rajkumar Sahu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO at Utobo, Inc. from January 2021 to present. Worked on product development for Utobo, Inc. before its incorporation from February 2018 to January 2021.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of Digiproton Technologies Private Limited from October 2012 to February 2018.

Education

Guru Ghasidas University, Bachelor of Engineering (2006- 2010); Symbiosis International University, Certificate Program in c and Management (2010-2011); Stanford University, Professional Development, Blockchain and Cryptocurrency (2021-2022).

Name

Chintankumar Poriya

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer at Utobo, Inc. from January 2021 to present. Worked on product development for Utobo, Inc. before its incorporation from February 2018 to January 2021.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Operating Officer at Digiproton Technologies Private Limited from February 2018 to January 2021.

Education

Sarawati Institute of Engineering and Management, Bachelor Degree, Computer Engineering (2009-2013)

Name

Ryan Micheletti

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Head of Global Operations at Founder Institute Inc, from 2015 to present. 11/2020-02/2021

Education

San Jose State University, Bachelor of Science, Business Finance (2009-2011); Stanford University Graduate School of Business, Certificate, Executive Entrepreneurship Program (2014-2015).

Name

Jeff Hohner

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Tecumseh Capital Ltd. 1995-Present

Education

York University Schulich School of Buiness M.B.A (1993) Western University B.A. (1986)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Rajkumar Sahu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO at Utobo, Inc. from January 2021 to present. Worked on product development for Utobo, Inc. before its incorporation from February 2018 to January 2021.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of Digiproton Technologies Private Limited from October 2012 to February 2018.

Education

Guru Ghasidas University, Bachelor of Engineering (2006- 2010); Symbiosis International University, Certificate Program in c and Management (2010-2011); Stanford University, Professional Development, Blockchain and Cryptocurrency (2021-2022).

Name

Chintankumar Poriya

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer at Utobo, Inc. from January 2021 to present. Worked on product development for Utobo, Inc. before its incorporation from February 2018 to January 2021.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Operating Officer at Digiproton Technologies Private Limited from February 2018 to January 2021.

Education

Sarawati Institute of Engineering and Management, Bachelor Degree, Computer Engineering (2009-2013)

Name

Haresh Poriya

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer at Utobo, Inc. from January 2021 to present. Worked on product development for Utobo, Ic. before its incorporation from February 2018 to January 2021.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer at Digiproton Technologies Private Limited from February 2018 to January 2021.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000*
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.
Other Material Terms or information.	A total of 650,000 shares were allotted under the 2021 Equity Incentive Plan. 325,000 shares to Chintan and 325,000 shares to Haresh — so there are no shares left to set aside. 1,350,000 of which are restricted stock subject to repurchase by their company. 650,000 shares are currently set aside for issuance under the Company's Stock Plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	One investor has the right to purchase its pro rata share of preferred stock being sold in the next equity financing.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.
Other Material Terms or information.	Valuation Cap: $2,575,000 The SAFEs shall convert upon the next equity financing into the greater of (i) the number of shares of preferred stock equal to the purchase amount divided by the lowest price per share of the preferred stock or (ii) the number of shares of preferred stock equal to the purchase amount divided by the Safe Price. The Safe Price is the price per share equal to the valuation cap ion $2,575,000 divided by the company capitalization. * Includes three (3) SAFEs all on the same terms in the amounts of $25,000, $25,000, and $75,000
Value of SAFE or Convertible Notes	$125,000*

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	This investor was granted the right to purchase its pro rated share of preferred stock being sold in the next equity financing.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.
Other Material Terms or information.	Valuation Cap: $2,000,000 Discount: 20% At the closing of the next equity financing, the Safe will convert into the number of shares of preferred stock equal to the purchase amount divided by the Conversion Price. The Conversion Price means the Safe Price or the Discount Price, whichever results in a greater number of shares of preferred sock. The Sage Price is the price per share equal to the valuation cap divided by the company capitalization. The Discount Price means the price per share of the preferred stock sold in the next equity financing multiplied by the discount rate.
Value of SAFE or Convertible Notes	$50,000

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	This investor was granted the right to purchase its pro rata share of preferred stock being sold in the next equity financing.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.
Other Material Terms or information.	Valuation Cap: $18,750,000 The SAFEs shall convert upon the next equity financing into the grater of (i) the number of shares of preferred stock equal to the purchase amount divided by the lowest price per share of the preferred tock or (ii) the number of shares of preferred stock equal to the purchase amount divided by the Safe Price. The Safe Price is the price per share equal to the post-money valuation cap of $18.750,000 divided by the company capitalization.
Value of SAFE or Convertible Notes	$25,000

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	This investor was granted the right to purchase its pro rata share of preferred stock being sold in the next equity financing.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.
Other Material Terms or information.	Valuation Cap: $18,750,000 The SAFEs shall convert upon the next equity financing into the grater of (i) the number of shares of preferred stock equal to the purchase amount divided by the lowest price per share of the preferred tock or (ii) the number of shares of preferred stock equal to the purchase amount divided by the Safe Price. The Safe Price is the price per share equal to the post-money valuation cap of $18.750,000 divided by the company capitalization.
Value of SAFE or Convertible Notes	$15,000

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	This investor was granted the right to purchase its pro rata share of preferred stock being sold in the next equity financing.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.
Other Material Terms or information.	Valuation Cap: $18,750,000 The SAFEs shall convert upon the next equity financing into the grater of (i) the number of shares of preferred stock equal to the purchase amount divided by the lowest price per share of the preferred tock or (ii) the number of shares of preferred stock equal to the purchase amount divided by the Safe Price. The Safe Price is the price per share equal to the post-money valuation cap of $18.750,000 divided by the company capitalization.
Value of SAFE or Convertible Notes	$10,000

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	This investor was granted the right to purchase its pro rata share of preferred stock being sold in the next equity financing.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.
Other Material Terms or information.	Valuation Cap: $18,750,000 The SAFEs shall convert upon the next equity financing into the grater of (i) the number of shares of preferred stock equal to the purchase amount divided by the lowest price per share of the preferred tock or (ii) the number of shares of preferred stock equal to the purchase amount divided by the Safe Price. The Safe Price is the price per share equal to the post-money valuation cap of $18.750,000 divided by the company capitalization.
Value of SAFE or Convertible Notes	$33,787

Type of security	Warrant to Purchase Shares
Amount outstanding	The number of shares the holder may elect to purchase pursuant to the Warrant is variable and depends on the Company's capitalization at the time of the next qualified equity financing. The number of shares the holder may elect to purchase pursuant to the warrant must equal 4% of the Company.
Voting Rights	None.
Anti-Dilution Rights	The holder of such warrant has the right to invest in any financing of the Company to maintain its ownership percentage.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of the security will result in an increase in the number of common shares outstanding, which will dilute the ownership of other shareholders.
Other Material Terms or information.	Warrant is exercisable during the term

	commencing on the earlier of (i) the closing date of the next qualified equity financing or (ii) the date the holder elects for shares of common stock of the Company, and ending on the expiration of the Warrant. The holder may make an irrevocable election for shares of common stock of the Company at any time prior to the earlier of (i) the initial closing of the next qualified equity financing and (ii) the expiration of the Warrant

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock		$62.32	Initial Offering	March 28, 2021	Section 4(a)(2)
Common Stock		$3.84	Initial Offering	March 15, 2021	Section 4(a)(2)
Common Stock		$3.84	Initial Offering	March 15, 2021	Section 4(a)(2)
Common Stock		$6.00		March 15, 2021	Section 4(a)(2)
Common Stock		$4.00	Initial Offering	March 15, 2021	Section 4(a)(2)
Common Stock		$13.00	Working Capital	June 1, 2021	Rule 701
Common Stock		$0.50	Working Capital	March 14, 2022	Rule 701
SAFE (Simple Agreement for Future Equity)		$25,000.00	Working Capital	September 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$75,000.00	Working Capital	April 16, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$25,000.00	Working Capital	April 20, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$50,000.00	Working Capital	October 1, 2021	Section 4(a)(2)

Warrant to Purchse Shares			N/A	March 4, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$25,000.00	Working Capital	April 16, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$10,000.00	Working Capital	September 5, 2022	Section 4(a)(2)
Common Stock		$3.25	Working Capital	June 1, 2023	Rule 701
Common Stock		$3.25	Working Capital	June 1, 2023	Rule 701
SAFE (Simple Agreement for Future Equity)		$33,787.00	Sales and Marketing, Salary and Operations, Research and Development, Misc	May 11, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)		$10,000.00	Working Capital	June 5, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$10,000.00		June 5, 2023	
SAFE (Simple Agreement for Future Equity)		$10,000.00		May 23, 2024	Angel Investor/VC

Ownership

The Company is primarily founder-owned, with Rajkumar Sahu holding a controlling interest of 75.32% of the outstanding shares. Other notable shareholders include Hareshbhai Poriya and Chintankumar Poriya, each holding 7.09%, followed by Jadiya Inc. with 6.00%, Pankaj Subhash Bhamare with 4.00%, and Ryan Micheletti with 0.50%. This structure reflects a closely held ownership with significant founder control and early stakeholder participation.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Rajkumar Sahu	75.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in 16 Oct 2024, after which we became part of the Loyal VC portfolio—a key milestone that validated our vision and provided early growth support. We are now raising our Seed round to accelerate product development, expand our market presence, and remain competitive in a fast-evolving landscape. Like many early-stage startups, we face liquidity and operational challenges, including limited runway and the need to scale efficiently. We are currently focused on refining our go-to-market strategy and building a strong foundation rather than generating immediate profits. While profitability remains uncertain, our near-term priority is to hit key product and traction milestones that will position us for long-term growth and a successful Series A.

Over the next 12 months, management does not expect the Company to achieve profitability, as our primary focus remains on growth and product development. Instead, our key business objectives are to achieve strong product-market fit, scale customer acquisition, and validate core revenue-generating activities. To reach these goals, we intend to invest in product enhancements based on user feedback, optimize our go-to-market strategy, build strategic partnerships, and grow our team selectively in key areas such as sales, marketing, and engineering. We also plan to closely monitor burn rate and adjust our operational plans as needed to ensure efficient use of capital while positioning the Company for long-term success and future funding milestones.

Liquidity and Capital Resources

On March 28, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $62.32.

On March 15, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $3.84.

On March 15, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $3.84.

On March 15, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $6.00.

On March 15, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $4.00.

On June 1, 2021 the Company conducted an offering pursuant to Rule 701 and raised $13.00.

On March 14, 2022 the Company conducted an offering pursuant to Rule 701 and raised $0.50.

On September 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On April 16, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $75,000.00.

On April 20, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On October 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On March 4, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On April 16, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On September 5, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $10,000.00.

On June 1, 2023 the Company conducted an offering pursuant to Rule 701 and raised $3.25.

On June 1, 2023 the Company conducted an offering pursuant to Rule 701 and raised $3.25.

On May 11, 2022 the Company conducted an offering pursuant to Regulation CF and raised $33,787.00.

On June 5, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $10,000.00.

On June 5, 2023 the Company conducted an offering pursuant to and raised $10,000.00.

On May 23, 2024 the Company conducted an offering pursuant to Angel Investor/VC and raised $10,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

Yes, we have secured committed capital totaling $20,000, consisting of $10,000 from Tecumseh Capital LTD and $10,000 from Loyal VC following our previous raise. These funds have been instrumental in supporting our early growth. As we raise our Seed round, we are actively engaging with additional investors to further strengthen our capital position and support our next phase of development.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Rajkumar Sahar
Relationship to the Company	Director, Chief Executive Officer and Chief Financial Officer
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan

Company Other Transactions

Related Person/Entity	Haresh Bhai Poriya
Relationship to the Company	Chief Technology Officer
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Restricted Stock Purchase Award

Related Person/Entity	Chintan Kumar Poriya
Relationship to the Company	Director and Chief Operating Officer
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Restricted Stock Purchase Award

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Rajkumar Sahu
_____
(Signature)

(Name)Director, Chief Executive Officer and Rajkumar Sahu
Chief Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet - 2023

UTOBO INC.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Bank Checking Account	$121.79
Mercury Checking Account	$135.08
Mercury Saving	
Total for Bank Accounts	**$256.87**
Accounts Receivable	
Other Current Assets	
Loans to officers	$1,000.00
Total for Other Current Assets	**$1,000.00**
Total for Current Assets	**$1,256.87**
Fixed Assets	
Software Development Costs	$65,000.00
Total for Fixed Assets	**$65,000.00**
Other Assets	
Startup & organizational costs	$20.00
Total for Other Assets	**$20.00**
Total for Assets	**$66,276.87**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Chase Credit Card	$4,492.64
Total for Credit Cards	**$4,492.64**
Other Current Liabilities	
Total for Current Liabilities	**$4,492.64**
Long-term Liabilities	
SAFE Notes Obligations	$258,757.00
Total for Long-term Liabilities	**$258,757.00**
Total for Liabilities	**$263,249.64**
Equity	
Retained Earnings	-$147,493.00
Net Income	-$49,653.89
Common stock	$100.00
Opening balance equity	$74.12
Total for Equity	**-$196,972.77**
Total for Liabilities and Equity	**$66,276.87**

Profit and Loss - 2023

UTOBO INC.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Chase Bank Reward	$300.00
Sales	$46,243.03
Total for Income	**$46,543.03**
Cost of Goods Sold	
Cost of goods sold	$16,790.96
Total for Cost of Goods Sold	**$16,790.96**
Gross Profit	**$29,752.07**
Expenses	
Advertising & marketing	$9,509.52
Listing fees	$5,500.00
Social media	$26.40
Website ads	$5.17
Total for Advertising & marketing	**$15,041.09**
Commissions & fees	$5,595.49
Contract labor	$15,450.54
Domain and hosting	$159.80
Domain and Tech Cost	$5,500.00
Entertainment	$323.84
Expense Reimbursement	
General business expenses	-$1,000.00
Bank fees & service charges	$153.64
Continuing education	$69.00
Total for General business expenses	**-$777.36**
Legal & accounting services	$400.14
Accounting fees	$400.00
Legal Fees	$1,000.00
Total for Legal & accounting services	**$1,800.14**
Meals	$443.49
Travel meals	$7,000.00
Total for Meals	**$7,443.49**
Office expenses	$3,235.00
Office supplies	$1,123.17
Shipping & postage	$8.88
Software & apps	$927.28
Total for Office expenses	**$5,294.33**
Professional fee	$13,985.51
Rent	0
Building & land rent	$300.00
Total for Rent	**$300.00**

Profit and Loss - 2023

UTOBO INC.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Supplies	$3,195.34
Taxes paid	$1,480.95
Travel	$2,905.51
Taxis or shared rides	$691.19
Vehicle rental	$547.87
Total for Travel	**$4,144.57**
Utilities	0
Phone service	$468.23
Total for Utilities	**$468.23**
Total for Expenses	**$79,405.96**
Net Operating Income	**-$49,653.89**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**-$49,653.89**

UTOBO, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
Utobo, Inc.
Palo Alto, Inc.

Management is responsible for the accompanying financial statement of Utobo, Inc., which comprise of the balance sheet as of December 31, 2022, and the related statement of income, statement of equity, and statement of cash flows for the year then ended, and the related notes to the financial statement in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statement.

Belle Business Services, LLC

Belle Business Services, LLC
May 2, 2023

UTOBO, INC
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	2,836
TOTAL CURRENT ASSETS		2,836

OTHER ASSETS

Software development		58,500
TOTAL ASSETS	$	61,336

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	127
TOTAL CURRENT LIABILITIES		127
TOTAL LIABILITIES		127

SHAREHOLDERS' EQUITY

Common stock, see note 5		94
SAFE obligations		215,000
Accumulated deficit		(153,885)
TOTAL SHAREHOLDERS' EQUITY		61,209
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	61,336

See independent accountant's compilation report and accompanying notes to financial statements.

- 3 -

UTOBO, INC
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

REVENUES	$	36,681
COST OF GOODS SOLD		13,272
GROSS PROFIT		23,409
OPERATING EXPENSES		
Amortization expense		6,500
Contracted services		9,903
General and administrative		5,708
Professional fees		5,003
Research and development		29,708
Salaries and wages		38,000
Sales and marketing		15,773
TOTAL OPERATING EXPENSES		110,595
NET OPERATING LOSS		(87,186)
OTHER INCOME		
Interest income		127
TOTAL OTHER INCOME		127
NET LOSS	$	(87,059)

See independent accountant's compilation report and accompanying notes to financial statements.

UTOBO, INC
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

| | Common Stock | | SAFE | Retained Earnings | Total |
	Shares	Amount	Obligations	(Accumulated Deficit)	
BEGINNING BALANCE, JANUARY 1, 2022	9,350,000	$ 94	175,000	$ (66,826)	$ 108,268
Issuance of SAFE obligations	-	-	40,000	-	$ 40,000
Net loss	-	-	-	(87,059)	$ (87,059)
ENDING BALANCE, DECEMBER 31, 2022	9,350,000	$ 94	$ 215,000	$ (153,885)	$ 61,209

UTOBO, INC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ (87,059)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Amortization and depreciation expense	6,500
Increase (decrease) in liabilities:	
Accounts payable	(2,161)
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(82,720)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of SAFE obligations	40,000
CASH PROVIDED BY FINANCING ACTIVITIES	40,000
NET DECREASE IN CASH	(42,720)
CASH AT BEGINNING OF YEAR	45,556
CASH AT END OF YEAR	$ 2,836

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

1.   **Summary of Significant Accounting Policies**

The Company
Utobo, Inc. (the "Company") was incorporated in the State of Delaware on January 5, 2021. The Company specializes in providing an online platform for creators to conduct prerecorded and live courses to customers to learn from and enjoy.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short-term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables,

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)

historical experience and knowledge of specific customers. As of December 31, 2022, the Company had no accounts receivable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Utobo platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company recorded $6,500 in amortization expense during the year ending December 31, 2022.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ending December 31, 2022.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling access to the online platform. The Company's payments are generally collected upfront. For years ending December 31, 2022, the Company recognized $36,681 in revenue.

Research and Development
In compliance with ASC 730-10-25, all research and development costs pertaining to the development of the platform are expensed as incurred. As of December 31, 2022, the Company expensed a total of $29,708.

1.   **Summary of Significant Accounting Policies (continued)**

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of the performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2022, was nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   Warrants

During 2021, the Company entered into a warrant to purchase shares with an accelerator. Under the terms of the warrant agreement, the accelerator is entitled to purchase up to 4% of the Company's common stock. The warrant is exercisable, in whole or in part during the term commencing on the earlier of (i) closing date of the next Qualified Equity Financing occurring after the issuance date of the Warrant and (ii) the date of a Common Stock Election, and ending on the expiration of the Warrant (which is defined as either a change of control or on the 15 year anniversary). The exercise price for the Shares are (i) the price per share of the shares sold to investors in the next Qualified Equity Financing; or (ii) if there is a Common Stock Election, the quotient obtained by dividing $150,000 by the Pre-Financing Capitalization. As of December 31, 2022, the Company deemed the value of the warrant immaterial and not determinable, as there has been no Qualified Equity Financing or Common stock that has been sold as of December 31, 2022.

4.   Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2022, 9,350,000 shares have been issued and are outstanding.

Equity Incentive
The Company's Stock Plan (the Plan), which is shareholder approved, permits the grant of share options and restricted shares to its employees, advisors and subcontractors for up to 2,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2022, 1,350,000, shares have been issued under the Plan. As of December 31, 2022, 1,300,000 shares have been fully vested and not subject to buy back.

SAFE Obligations
Since Inception, the Company issued four Simple Agreements for Future Equity ("SAFEs") for $215,000. The SAFEs carry post money valuation caps of $2,000,000 - $18,750,000 and 0% - 80% discount rates. The agreements state if there is an equity financing before the termination of the SAFE, the SAFE will automatically convert into the greater of (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of standard preferred stock or (2) the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price.

5. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on January 5, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. **Subsequent Events**

Managements Evaluation
The Company has evaluated subsequent events through May 2, 2023, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

Balance Sheet - 2023

UTOBO INC.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Bank Checking Account	$121.79
Mercury Checking Account	$135.08
Mercury Saving	
Total for Bank Accounts	**$256.87**
Accounts Receivable	
Other Current Assets	
Loans to officers	$1,000.00
Total for Other Current Assets	**$1,000.00**
Total for Current Assets	**$1,256.87**
Fixed Assets	
Software Development Costs	$65,000.00
Total for Fixed Assets	**$65,000.00**
Other Assets	
Startup & organizational costs	$20.00
Total for Other Assets	**$20.00**
Total for Assets	**$66,276.87**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Chase Credit Card	$4,492.64
Total for Credit Cards	**$4,492.64**
Other Current Liabilities	
Total for Current Liabilities	**$4,492.64**
Long-term Liabilities	
SAFE Notes Obligations	$258,757.00
Total for Long-term Liabilities	**$258,757.00**
Total for Liabilities	**$263,249.64**
Equity	
Retained Earnings	-$147,493.00
Net Income	-$49,653.89
Common stock	$100.00
Opening balance equity	$74.12
Total for Equity	**-$196,972.77**
Total for Liabilities and Equity	**$66,276.87**

Profit and Loss - 2023

UTOBO INC.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Chase Bank Reward	$300.00
Sales	$46,243.03
Total for Income	**$46,543.03**
Cost of Goods Sold	
Cost of goods sold	$16,790.96
Total for Cost of Goods Sold	**$16,790.96**
Gross Profit	**$29,752.07**
Expenses	
Advertising & marketing	$9,509.52
Listing fees	$5,500.00
Social media	$26.40
Website ads	$5.17
Total for Advertising & marketing	**$15,041.09**
Commissions & fees	$5,595.49
Contract labor	$15,450.54
Domain and hosting	$159.80
Domain and Tech Cost	$5,500.00
Entertainment	$323.84
Expense Reimbursement	
General business expenses	-$1,000.00
Bank fees & service charges	$153.64
Continuing education	$69.00
Total for General business expenses	**-$777.36**
Legal & accounting services	$400.14
Accounting fees	$400.00
Legal Fees	$1,000.00
Total for Legal & accounting services	**$1,800.14**
Meals	$443.49
Travel meals	$7,000.00
Total for Meals	**$7,443.49**
Office expenses	$3,235.00
Office supplies	$1,123.17
Shipping & postage	$8.88
Software & apps	$927.28
Total for Office expenses	**$5,294.33**
Professional fee	$13,985.51
Rent	0
Building & land rent	$300.00
Total for Rent	**$300.00**

Profit and Loss - 2023

UTOBO INC.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Supplies	$3,195.34
Taxes paid	$1,480.95
Travel	$2,905.51
Taxis or shared rides	$691.19
Vehicle rental	$547.87
Total for Travel	**$4,144.57**
Utilities	0
Phone service	$468.23
Total for Utilities	**$468.23**
Total for Expenses	**$79,405.96**
Net Operating Income	**-$49,653.89**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**-$49,653.89**